File No. 70-99**
      (Acquisition of the Common Stock of Fellon-McCord, AGS and the Partnership Interests of Alliance)

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                             FORM U-1

                      APPLICATION/DECLARATION

                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                 _________________________________

     Allegheny Ventures, Inc.           Allegheny Energy, Inc.
     10435 Downsville Pike              10435 Downsville Pike
     Hagerstown, Maryland 21740         Hagerstown, Maryland 21740

               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                    Hagerstown, Maryland 21740
                __________________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                    Hagerstown, Maryland 21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:


                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                       Anthony Wilson, Esq.
                          Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD 21740


                    TABLE OF CONTENTS                    Page


Item 1.  Description of the Proposed Transaction  . . . . 3

Item 2.  Fees, Commissions and Expenses . . . . . . . . . 7

Item 3.  Applicable Statutory Provisions  . . . . . . . . 7

Item 4.  Regulatory Approvals . . . . . . . . . . . . . . 9

Item 5.  Procedure  . . . . . . . . . . . . . . . . . . . 9

Item 6.  Exhibits and Financial Statements  . . . . . . . 9

Item 7.  Information as to Environmental Effects  . . . . 9



Item No.  1.   Description of the Proposed Transaction

     A.   Introduction

     Allegheny Energy, Inc. ("Allegheny"), a registered holding company, Allegheny Energy Service Corporation ("AESC"), a wholly owned service subsidiary of Allegheny, and Allegheny Ventures, Inc. ("Allegheny Ventures"), a wholly owned non-utility subsidiary of Allegheny (collectively, "Applicants"), hereby file this application-declaration with the Securities and Exchange Commission ("Commission") under Sections 6(a), 7, 9(a), 10, 11, 12(b) and 13(b) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 45, 46, 53, 54, 90 and 91 under the Act.

    Allegheny and Allegheny Ventures have entered  into  an
Acquisition Agreement   ("Agreement")<F1> to acquire: 1) 100% of  the
outstanding common stock of Fellon-McCord Associates, Inc., a natural gas and electricity consulting and management services firm ("Fellon-McCord"), 2) 100% of the outstanding common stock of Alliance Gas Services, a Kentucky corporation ("AGS"), which owns 50% of the partnership interests in Alliance Energy Services Partnership, a Kentucky general partnership which provides natural gas supply and transportation services (Alliance),<F2> and 3) 100% of Conoco's interest in Alliance. Taken together the acquisitions are referred to as the "Transaction".<F3> The Agreement provides for a payment of approximately $29.6 million in cash at closing plus certain future performance payments ("Purchase Price").

      By this application-declaration, subject to the terms and conditions described herein, Applicants seek authority to: (1) acquire 100% of the issued and outstanding common stock of Fellon-McCord and AGS; (2) acquire 100% of the partnership interests in Alliance; (3) make through December 31, 2004 and have outstanding capital and operating contributions to Fellon-McCord and Alliance in the form of loans, guarantees, advances, or equity contributions up to an aggregate amount not to exceed $100 million; and (4) permit Fellon-McCord and Alliance to enter into a service agreement with AESC.<F4>

     Applicants seek to minimize operational disruptions to Fellon-McCord and Alliance during the time period when this application-
declaration   is  pending  before  the  Commission.   Accordingly,
Applicants request an order not later than October 1, 2001.

     B.       Description of the Parties

          1.      The Applicants

<F1> See Exhibit A-1.

<F2> Fellon-McCord and Conoco Inc., a Delaware corporation
("Conoco"), each own a 50% interest in Alliance.

<F3> This transaction qualifies for Rule 58 treatment, however,
Applicants have elected to reserve the remaining Rule 58 capacity to support Allegheny Global Energy Markets' activities.

<F4> See Exhibit A-2, Form Service Agreement.


     Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. The Allegheny system consists of three regulated electric public utility companies, one public utility natural gas company, an electric generating company, and a non-utility non-regulated subsidiary. The electric utilities are West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power") (Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West Virginia Power), and The Potomac Edison Company ("Potomac Edison"). In addition to having a gas division Monongahela Power has a wholly owned subsidiary, the Mountaineer Gas Company, which is a regulated public utility natural gas company, (all collectively d/b/a "Allegheny Power"). Allegheny Power delivers electric energy to about three million people or 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to about 230,000 customers in West Virginia.

     Allegheny Energy Supply Company, L.L.C. ("AE Supply") is the electric generating company for the Allegheny system. AE Supply owns, operates and markets competitive retail and wholesale electric generation.<F5> AE Supply also manages and operates electric generation owned by the regulated utilities d/b/a Allegheny Power that has not yet been deregulated.

     Allegheny Ventures, Inc., the non-utility non-regulated subsidiary of Allegheny, invests in and develops energy-related projects through its wholly owned subsidiary Allegheny Energy Solutions. Allegheny Energy Solutions current offerings include the design, construction, operation, and financing of distributed generation, cogeneration, power quality, and reliability applications. Allegheny Energy Solutions continues to expand its presence in the energy services market through partnerships with Capstone Turbine Corporation, American Power Conversion, Caterpillar, Generac, GE Power Systems, Turbosteam Corporation, and Siemens Solar Industries, L.P. Additionally, Allegheny Ventures invests in and develops telecommunications projects through Allegheny Communications Connect, Inc., an exempt telecommunications company under the Act.

     For the twelve (12) months ended March 31, 2001, Allegheny's gross revenues and net income were approximately $ 4.96 billion and $ 290.1 million, respectively.

          2.   Fellon-McCord

     Fellon-McCord is an energy consulting and management business that commenced operations in 1992. The company has more than 50 energy professionals and serves more than 300 customers across North America. Fellon-McCord began its consulting services in the natural gas arena and has gained national recognition as a leader in the commercial, industrial, municipal, and utility marketplaces. Services have been expanded in the past two years to include electric consulting services.


<F5> See Allegheny Energy, Inc., Holding Co. Act Release No.35-27101,
Order  Authorizing  Formation of Subsidiary Company;  Transfer  of
Assets   to  Generation  Company;  Issuance  and  Acquisition   of
Securities;   Capital   Contributions;  and   Service   Agreements
(November 12, 1999). See also Allegheny Energy, Inc., Holding Co. Act Release No.35-27205, Order Authorizing Formation of Subsidiary Companies; Transfer of Assets and Liabilities to Generation Company; Issuance of Notes; Payment of Dividends; Intersystem Service Agreements; Reservation of Jurisdiction (July 31, 2000).


          3.   AGS

     AGS is a Kentucky corporation whose sole asset is a 50% general partnership interest in Alliance.

          4.   Alliance

     Alliance is a Kentucky general partnership, which is 50 percent owned by AGS, an affiliate of Fellon-McCord, and 50 percent owned by Conoco. Alliance markets natural gas supply and transportation services, as well as provides complete customer volume management services to over 800 commercial and industrial end users across North America and had sales in excess of $330 million in the year ending 2000.

          5.   Conoco

     Conoco is the nation's fourth-largest integrated energy company with 2000 revenues of more than $39 billion. Based in Houston, Texas, Conoco is active in 40 countries and has approximately 17,600 employees worldwide. Conoco's operations span the value chain from exploration and production of natural gas and crude oil to refining and marketing of petroleum products and natural gas and power trading. Conoco markets 7.5 billion cubic feet of natural gas per day in North America. As both a producer and marketer of natural gas, Conoco provides sophisticated financial products, reliable natural gas supply, and a full suite of risk management services.

     C.   Authorizations Requested

        1.   Acquisition

     Applicants seek authority to acquire from John C. McCord, Andrew R. Fellon and Conoco: (a) 100% of the outstanding common stock of Fellon-McCord; (b) 100% of the outstanding common stock of AGS, holder of a 50% partnership interest in Alliance; and (c) Conoco's 50% partnership interest in Alliance. The cash Purchase Price is not less than approximately $29.6 million and not to exceed approximately $48.3 million after adjustment for Fellon-McCord and Alliance reaching certain mutually established earnings targets over a three-year period as more specifically set forth in the Agreement.

        2.   Financing

     Allegheny seeks authority, through December 31, 2004, directly or indirectly via Allegheny Ventures, to make and have outstanding equity or debt investments and guarantees in Fellon-McCord and Alliance up to $100 million in additional support for ongoing operations. The $100 million investment would be made from time to time during the authorization period through open account advances, guarantees, lines of credit, and / or loans.

     With respect to the debt authorization requested, long-term debt, which may be in the form of notes or loans, will have a maturity of more than 364 days and not more than 30 years and will be comparable to those obtainable by similar entities issuing comparable securities containing the same or similar terms and maturities. The maturities, terms and interest rates will be determined through negotiations with, in the case of long-term debt, nationally recognized brokerage houses and in the case of short-term debt, banks or other lending institutions. Interest rates on long-term debt will not exceed the reference to the United States Treasury Rate plus 400 basis points. Interest rates on short-term debt will not exceed the London International Bank Offered Rate (LIBOR) plus 300 basis points. Fees and expenses associated with short-term and long-term debt issued by Allegheny will be comparable to those obtainable by similar utilities issuing comparable securities containing the same or similar terms and maturities. Short-term debt, which will be unsecured, will have a maturity of not less than 30 and not more than 364 days and will be sold to non-associate banks or financial institutions.

     Guarantees will be related to the assumption of the debt or performance obligations of Fellon-McCord or Alliance or the establishment of new credit lines by those entities. Guarantees will be issued without recourse to any of the Allegheny system state-regulated utility companies. Guarantees may take the form of Allegheny agreeing to guarantee, undertake reimbursement obligations, assume liabilities or assume other obligations with respect to, or to act as surety on, evidences of indebtedness, equity commitments, performance and obligations undertaken by Fellon-McCord or Alliance.

        3.  Service Agreement

     Fellon-McCord and Alliance seek authority to enter into a service agreement with AESC.<F6> AESC will provide a wide range of general services to Fellon-McCord and Alliance pursuant to section 13 of the Act.<F7> Under the proposed service agreement, Fellon-McCord and Alliance will reimburse AESC for the cost of services
provided.   AESC will account for, allocate, and charge its  costs
of  these services on a full cost reimbursement basis under a work
order  system consistent with Commission requirements.   Time  for
AESC employees will be billed to and paid on a monthly basis, based upon time records. Fellon-McCord and Alliance will maintain
separate  financial records and detailed supporting records.   All
services will be provided at cost in compliance with Rules 90 and 91.

     Neither Allegheny, nor any of its utility subsidiaries will undertake to issue any debt or engage in any transaction if such action would result in Allegheny's consolidated system debt / equity ratios falling below the Commission's debt / equity limitation of 70% debt to 30% common equity. Additionally, within sixty (60) days after the end of each financial quarter, Allegheny will provide the Commission with reports containing actual and pro forma capitalization ratio calculations in the same format that was provided in the confidential exhibit to this application for Allegheny on a consolidated basis.

<F6> See Exhibit A-2.

<F7> AESC will provide general and administrative services including, but  not  limited to, the following: purchasing; customer  billing
and   accounting;   information   services,   including   computer
applications  and  programming  and  electronic  data  processing;
preparation  of  consolidated  financial  statements   and   cost,
statistical, and financial data, as required; assistance with respect to certain personnel matters, including, but not limited to, employee benefit matters; preparation and filing of tax returns and following developments in federal, state, and local
taxation   regulations;  administration  of  insurance;   internal
auditing; and corporate security.


     D.   Post Transaction Management and Operations

     The acquisitions will help advance Allegheny's strategy of expanding its successful regional distributed generation business, Allegheny Energy Solutions, into a leading player in national energy services markets. The transaction will be accounted for as a purchase and is expected to be accretive to Allegheny Energy's earnings per share in the first year after closing. As part of the transaction, Allegheny Energy Solutions will establish a long-term strategic relationship with Conoco that will provide natural gas supply and wholesale marketing services to Alliance.

Item 2.   FEES, COMMISSIONS AND EXPENSES

     Fees and expenses in the estimated amount of $100,000 are expected to be incurred in connection with the preparation of this application. None of the fees, commissions, or expenses is to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial, and other services to be performed at cost.

Item 3.   APPLICABLE STATUTORY PROVISIONS

     Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Act, and Rules 45, 53, 54, 90, and 91 under the Act are directly or indirectly applicable to the proposed Transactions for which authorization is sought in this Application-Declaration.

     Sections 6(a), 7, and 12 of the Act and Rules 53 and 54 apply to the issue and sale of securities and the provision of credit support by Allegheny.

     Sections 6(a), 7 and 12 and Rule 45 apply to the issue and sale of securities, and the provision of any credit support.

     Section 13(b) of the Act and Rules 90 and 91 under the Act apply to the services to be provided by AESC.

     Rule 45(b)(7) applies to the issuance of a guaranty or credit support by Allegheny or Allegheny Ventures with respect to any security issued by any other subsidiary company of Allegheny.

     A.   Statutory Analysis

     Section 9(a)(1) provides that unless the acquisition has been approved by the Commission under Section 10 "it shall be unlawful for any registered holding company or any subsidiary company thereof . to acquire, directly or indirectly, any securities or utility assets or any other interest in any business." The proposed Transaction is subject to Section 9(a) of the Act and therefore must satisfy the standards of Section 10 of the Act.
Section 10(c)(1) of the Act provides, in relevant part, that the "Commission shall not approve . an acquisition of securities or utility assets, or of any other interest, which is . . . detrimental to the carrying out of the provisions of Section 11."
Section 11(b) makes it the duty of the Commission to require:

            . . . that each registered holding company, and each subsidiary company thereof, shall take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public-utility system, and to such other businesses as are reasonable incidental, or economically necessary or appropriate to the operations of such integrated public-utility system.

These provisions have been interpreted to apply both to the acquisition of an existing company and the formation of a company by a registered holding company. The Commission has interpreted these provisions to require the existence of a functional relationship between the utility operations of the registered holding company and its non-utility activities. The authorizations requested by this application are functionally related to the Applicant's operations both in fact and as defined in index Rule 58.

     C.   Rule 54

     Rule 53 limits the use of proceeds from the issuance of any securities (including any guarantees) by a registered holding company to finance investments in any EWG, as defined in Section 32 of the Act, and Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or FUCO, as defined in Section 33, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Allegheny  is  in  compliance with all requirements  of  Rule
53(a). Allegheny's aggregate investment (as defined in Rule 53(a)(1)(i) in all EWGs and FUCOs at March 31, 2001 was
approximately $462 million, or about 49% of Allegheny's consolidated retained earnings of $929 million for the four quarters ended March 31, 2001 as defined in Rule 53(a)(1)(ii). In addition, Allegheny has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the employee limitation under Rule 53(a)(3), and the limitation under Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO. To the extent that transactions proposed herein do involve the issue and sale of securities to finance an acquisition of an EWG or FUCO, the conditions of Rule 53(c) have been addressed in detail above.

     In File No. 9897 (filed June 12, 2001) Allegheny has pending before this Commission an application to modify the Rule 53 limitation, if the Applicants' request herein to permit Allegheny to increase its "aggregate investment" in EWGs and FUCOs is granted, it is likely that the conditions of Rule 53(a)(1) will not be met. However, even if the Commission were to take into account the effect of the capitalization and earnings of EWGs and FUCOs in which Allegheny has invested, it would have no basis for denying the transactions proposed herein. As explained in detail in that filing, such prior investments and the proposed future investments being requested by Allegheny herein will not have a substantial adverse impact on the financial integrity of Allegheny or an adverse impact on any Operating Company, its customers or an the ability of any State Commission to protect such subsidiary or customers.

Item 4.   REGULATORY APPROVALS

     No Federal or State commission or regulatory body, other than this Commission, has jurisdiction over this Transaction.

Item 5.   PROCEDURE

     It is requested that the Commission's order granting this Application or Declaration be issued on or before October 1, 2001. There should be no recommended decision by a hearing or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date. Applicants consent to the Division of Corporate Regulation's assisting in the preparation of the Commission's decision and order in this matter, unless the Division opposes the Transaction covered by this Application or Declaration.

Item 6.   EXHIBITS AND FINANCIAL STATEMENTS

A.    Exhibits

      A-1   Acquisition Agreement
            (filed July 9, 2001)

      A-2   Form Service Agreement
            (Incorporated by reference to file No. 70-9627)

      F     Opinion of Counsel
            (to be filed by amendment).

      H     Form of Notice
            (filed July 9, 2001)

B.    Financial Statements

      FS-1  Allegheny Energy, Inc. and subsidiaries
            consolidated balance sheet, consolidated statement of income and retained earnings per books and pro forma
            (to be filed by amendment)

Item 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

     A. The authorizations applied for herein do not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

     B.   Not applicable.



                          SIGNATURE

      Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                Allegheny Energy, Inc.
                                Allegheny Ventures, Inc.
                                Allegheny Energy Service Corporation

                                By:   /S/ THOMAS K. HENDERSON


Dated:  July 9, 2001            Thomas K. Henderson